September 10, 2010

Morris Goldfarb, Chief Executive Officer
G-III Apparel Group, Ltd.
512 Seventh Avenue
New York, New York 10018

    RE: **G-III Apparel Group, Ltd.**
        Form 10-K Fiscal Year Ended January 31, 2010
        Filed April 15, 2010;
        DEF14A for Annual Meeting June 8, 2010
        Filed May 3, 2010
        File No. 0-18183

Dear Mr. Goldfarb:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 31, 2010

Exhibits to Form 10-K

1. We note that exhibits 10.2, 10.4(b), 10.5(b), 10.5(c), 10.5(d), 10.6, 10.11(a), and 10.16 to the Form 10-K do not have some or all of the schedules, attachments, or exhibits as listed in the exhibit itself. In your next periodic report, please file these exhibits in their entirety as required by Item 601(b)(10) of Regulation S-K or advise.

DEF14A for Annual Meeting June 8, 2010

Leadership Structure of the Board, page 8

2. We note that Mr. Goldfarb serves as both Chairman of the Board and Chief Executive Officer. In future filings, please disclose whether the company has a lead independent director and what specific role the lead independent director plays in the leadership of the board, as required by Item 407(h) of Regulation S-K.

Summary Compensation Table, page 15

3. We note that footnotes three and four to the summary compensation table refer to the supplemental executive retirement plan and the employment agreement refers to a supplemental pension trust. In future filings, please provide the disclosure required by Item 402(h) of Regulation S-K with respect to the company's pension benefits.

4. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Janice McGuirk, examiner, at (202) 551-3395 or Pam Howell, legal reviewer, at (202) 551-3357 with any questions.

Sincerely,

John Reynolds,
Assistant Director

cc: via fax (212) 403- 0551